Exhibit 99.2

APPROVED FOR RELEASE

ProQR Announces First Quarter 2020 Operating and Financial Results

•

Reported positive interim analysis findings from Phase 1/2 Stellar trial of QR-421a for Usher syndrome and non-syndromic retinitis pigmentosa – study ongoing with dose expansion and escalation planned;

•	Updated data from the Phase 1/2 InSight extension study of sepofarsen, including data from contralateral eye treatment, on track to be reported in H2 2020;
•	Three clinical stage RNA therapies in development for inherited retinal diseases, with fourth ophthalmic program slated to enter mechanistic proof-of-concept studies;
•	ProQR anticipates its cash runway will fund operations into H2 2022

LEIDEN, Netherlands & CAMBRIDGE, Mass.,  May 7,  2020 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies for severe genetic rare diseases,  today reported its financial results for the first quarter ended March 31, 2020 and provided a business update.

“At the end of the first quarter we shared positive findings from the interim analysis of the Phase 1/2 Stellar trial of QR-421a for Usher’s syndrome, which adds to the growing body of evidence further validating the potential of our platform,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “Based on these findings, we are continuing the trial as designed, with dose expansion and escalation cohorts planned. We are working closely with our clinical trial sites to monitor the evolving COVID-19 situation and preparing to rapidly ramp up enrollment once it is deemed safe to do so. In the second half of 2020 we look forward to sharing updated data from the Phase 1/2 InSight extension study of sepofarsen for LCA10, including data from the contralateral eye treatment. We are confident in our fundamentals – we have a productive platform, a deep pipeline, and are well capitalized – as we continue our work to bring novel RNA therapies to patients.”

Business Operations and Program Updates

Ongoing clinical studies of sepofarsen for LCA10, QR-421a for Usher syndrome and nsRP, and QR-1123 for adRP are all currently active, but the effects of the COVID-19 pandemic are resulting in disruptions to patient enrollment across these programs. In consultation with clinical trial sites, ProQR is implementing mitigation procedures that support a rapid ramp up in enrollment as soon as the disruption allows, including ongoing patient identification activities, pre-screening, and documentation for additional site activations. Additionally, ProQR is continuing to monitor previously enrolled trial subjects. The impact of COVID-19 continues to be a dynamic and evolving situation.

Sepofarsen, lead clinical candidate for Leber congenital amaurosis 10 (LCA10):

•

Based on COVID-19-related disruptions at clinical trial sites, the enrollment timeline for the pivotal Phase 2/3 Illuminate trial is delayed. Additional site activation and patient pre-screening activities are ongoing, which are designed to enable rapid ramp up in enrollment once the trial sites are able to dose patients.

•	Updated data from the Phase 1/2 InSight extension study of sepofarsen for LCA10, including data from contralateral eye treatment, are on track to be reported in H2 2020.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

QR-421a for Usher’s syndrome and non-syndromic retinitis pigmentosa:

•

In March, the Company reported interim analysis findings from the Phase 1/2 Stellar trial of QR-421a in patients with Usher syndrome and non-syndromic retinitis pigmentosa, or nsRP. The data demonstrated that thus far, QR-421a is generally well tolerated with no serious adverse events noted. There were early signals of target engagement and clinical activity supported by concordant benefit observed across multiple outcome measures for 25% (2 of 8) of patients in the trial, which support continuing the trial as designed, with both cohort expansion and dose escalation planned.

QR-1123 for autosomal dominant retinitis pigmentosa (adRP):

•	The Phase 1/2 Aurora trial is ongoing with initial data on track for 2021.

QR-504a for Fuchs Endothelial Corneal Dystrophy (FECD):

•	QR-504a is expected to be the Company’s next pipeline candidate to enter clinical development for patients with FECD type 3 who are scheduled for corneal transplant.

My Retina Tracker Program:

•

In February, ProQR announced its participation in the Foundation Fighting Blindness “My Retina Tracker Program”, a collaborative, open access program in the United States providing no-cost genetic testing and genetic counseling for individuals with a clinical diagnosis of an inherited retinal disease, such as LCA and Usher syndrome.

Financial Highlights

At March 31, 2020, ProQR held cash and cash equivalents of €98.1 million, compared to €112.0 million at December 31, 2019. Net cash used in operating activities during the three-month period ended March 31, 2020 was €15.0 million, compared to €12.4 million for the same period last year.

Research and development (R&D) costs were €12.8 million for the quarter ended March 31, 2020 compared to €12.0 million for the same period last year and were comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs, and other allocated costs.

General and administrative costs were €3.9 million for the quarter ended March 31, 2020 compared to €3.2 million for the same period last year.

Net loss for the three-month period ended March 31, 2020 was €16.1 million, or €0.32 per diluted share, compared to €14.2 million, or €0.36 per diluted share, for the same period last year. For further financial information for the period ending March 31, 2020, please refer to the financial statements appearing at the end of this release.

About Leber Congenital Amaurosis 10 (LCA10)

Leber congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About Sepofarsen

Sepofarsen (QR-110) is being evaluated in the pivotal Phase 2/3 Illuminate trial and is a first-in-class investigational RNA therapy designed to address the underlying cause of Leber congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About Usher Syndrome Type 2 and Non-Syndromic Retinitis Pigmentosa

Usher syndrome is the leading cause of combined deafness and blindness. People with Usher syndrome type 2 are usually born with hearing loss and start to have progressive vision loss during adulthood. The vision loss can also occur without hearing loss in a disease called non-syndromic retinitis pigmentosa. Usher syndrome type 2 and non-syndromic retinitis pigmentosa can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with mutations in USH2A.

About QR-421a

QR-421a is being evaluated in the Phase 1/2 Stellar trial and is a first-in-class investigational RNA therapy designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and rare pediatric disease designations from the FDA.

About Autosomal Dominant Retinitis Pigmentosa (adRP)

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive problems in night vision during childhood, leading to visual field loss and frequently resulting in blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells and at the same time diminishes the function of the wild type allele. Over time this results in cell death and progressive vision loss. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

About QR-1123

QR-1123 is being evaluated in the Phase 1/2 Aurora trial and is a first-in-class investigational RNA therapy designed to treat adRP due to the P23H mutation in the RHO gene. QR-1123 was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 was in-licensed from Ionis Pharmaceuticals in 2018. QR-1123 has been granted Orphan Drug designation in the United States and received Fast Track designation from the FDA.

About Fuchs Endothelial Corneal Dystrophy (FECD)

Fuchs endothelial corneal dystrophy (FECD) is a common inherited condition characterized by the dysfunction and degeneration of the corneal endothelium, a single cell layer of cells on the inside of the cornea. FECD is a common disorder; it is estimated that FECD affects more than 4% of individuals over the age of 40 in the U.S., and similar prevalence is noted for other global regions. There are different types of this disease and we focus on age-related FECD (FECD3). Some patients with age-related FECD develop advanced disease with corneal edema and corneal clouding. These symptoms can lead to complete vision loss and the need for surgery and a corneal transplant.

About QR-504a

We are developing QR-504a as an RNA therapy for the treatment of FECD3. We plan to advance the QR-504a program into a first clinical trial in late-stage disease patients in 2020. QR-504a is designed to target the intronic TNRs in the TCF4 RNA. The aim is to reduce aggregation and the formation of RNA foci in order to normalize the RNA splicing patterns, and prevent or halt corneal degeneration in patients with FECD3.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, statements regarding QR-421a, and the clinical development and the therapeutic potential thereof,  statements regarding QR-1123 and the clinical development and therapeutic potential thereof,  our other programs and business operations, including timing of commencing clinical trials and enrollment of patients therein, the expected impact of the COVID-19 on our business operations, including our research and development plans and timelines and the supply chain for our clinical and development

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

programs, and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, financial and accounting risks and litigation.  Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary Note on Future Updates

The statements contained in this press release reflect our current views with respect to future events, which may change significantly as the global consequences of the COVID-19 pandemic rapidly develop. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum

LifeSci Advisors

T: +1 617 535 7743

hans@lifesciadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

sara@lifescipublicrelations.com

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	December 31,
	2020	2019
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	98,063	111,950
Prepayments and other receivables	1,987	1,866
Social securities and other taxes	998	850

Total current assets	101,048	114,666

Property, plant and equipment	2,291	2,440
Investments in associates	295	429

Total assets	103,634	117,535

Equity and liabilities
Equity
Equity attributable to owners of the Company	81,869	94,329
Non-controlling interests	(519)	(496)
Total equity	81,350	93,833

Current liabilities
Borrowings	519	343
Lease liabilities	306	508
Trade payables	578	445
Current income tax liability	65	64
Social securities and other taxes	18	108
Pension premiums	21	2
Deferred income	557	711
Other current liabilities	7,089	8,812

Total current liabilities	9,153	10,993

Borrowings	13,131	12,709

Total liabilities	22,284	23,702

Total equity and liabilities	103,634	117,535

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period
	ended March 31,

	2020	2019
	€ 1,000	€ 1,000
Other income	263	416

Research and development costs	(12,825)	(11,963)
General and administrative costs	(3,918)	(3,191)

Total operating costs	(16,743)	(15,154)

Operating result	(16,480)	(14,738)
Finance income and expense	536	494
Results related to associates	(134)	—

Result before corporate income taxes	(16,078)	(14,244)
Income taxes	—	—

Result for the period	(16,078)	(14,244)
Other comprehensive income	256	12

Total comprehensive income (attributable to owners of the Company)	(15,822)	(14,232)

Result attributable to
Owners of the Company	(16,055)	(14,157)
Non-controlling interests	(23)	(87)
	(16,078)	(14,244)

Share information
Weighted average number of shares outstanding[1]	49,906,033	38,885,428

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.32)	(0.36)
Diluted loss per share[1]	(0.32)	(0.36)

1.

For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company

				Equity settled
				Employee				Non-
	Number of	Share	Share	Benefit	Translation	Accumulated		controlling	Total
	shares	Capital	Premium	Reserve	Reserve	Deficit	Total	interests	Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2019	43,149,987	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685
Result for the period	—	—	—	—	—	(14,157)	(14,157)	(87)	(14,244)
Other comprehensive income	—	—	—	—	12	—	12	—	12
Recognition of share-based payments	—	—	—	2,288	—	—	2,288	—	2,288
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—
Treasury shares transferred	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	—	—	—	—	—	—
Share options exercised	—	—	71	(49)	—	49	71	—	71

Balance at March 31, 2019	43,149,987	1,726	235,815	13,019	120	(169,551)	81,129	(317)	80,812

Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	(16,055)	(16,055)	(23)	(16,078)
Other comprehensive income	—	—	—	—	256	—	256	—	256
Recognition of share-based payments	—	—	—	2,870	—	—	2,870	—	2,870
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(220,958)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(2)	—	2	—	—	—
Share options exercised	220,958	—	469	(304)	—	304	469	—	469

Balance at March 31, 2020	53,975,838	2,159	287,683	19,115	407	(227,495)	81,869	(519)	81,350

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period
	ended March 31,

	2020	2019
	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(16,078)	(14,244)
Adjustments for:
— Depreciation	522	521
— Share-based compensation	2,870	2,288
— Financial income and expenses	(536)	(494)
— Results related to associates	134	—
— Net foreign exchange gain / (loss)	256	12

Changes in working capital	(2,200)	(474)
Cash used in operations	(15,032)	(12,391)

Corporate income tax paid	—	—
Interest received	29	54
Interest paid	(4)	(27)

Net cash used in operating activities	(15,007)	(12,364)

Cash flow from investing activities
Purchases of property, plant and equipment	(198)	(223)

Net cash used in investing activities	(198)	(223)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	—
Proceeds from exercise of share options	469	71
Proceeds from borrowings	290	—
Proceeds from convertible loans	—	690
Repayment of lease liability	(202)	(284)

Net cash (used in)/generated by financing activities	557	477

Net increase/(decrease) in cash and cash equivalents	(14,648)	(12,110)

Currency effect cash and cash equivalents	761	610
Cash and cash equivalents, at beginning of the period	111,950	105,580

Cash and cash equivalents at the end of the period	98,063	94,080

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com